May 1, 1998

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

     RE:  uniView Technologies Corporation (the "Company");

          Rule 477 Application to Withdraw Post-effective Amendment No. 1 filed on April 22, 1998, to Registration Statement on Form S-3 declared effective as of February 19, 1998 under File No. 333-41061

Ladies and Gentlemen:

     The above referenced POST-effective amendment was recorded in SEC records as a PRE-effective amendment. I have under separate cover requested that your records be changed to reflect that this amendment was a POST-effective amendment to the above referenced registration statement.

     No shares have been issued under this Post-effective Amendment No. 1 and, pursuant to my conversation with Anita Karu of your office, and Rule 477, I hereby request that the above referenced Post-effective Amendment No. 1 be withdrawn, for the reasons set out below. (I am requesting that the Post-effective amendment ONLY be withdrawn, and that the registration statement under file number 333-41061 be left intact.)

     As reflected in Post-effective Amendment No. 1 and in the cover letter to the SEC filed along with the amendment, the purpose of Post-effective Amendment No. 1 was to register additional shares of the Company's Common Stock (the "Common Stock"), which have become issuable upon conversion of the Company's Series M and N Preferred Stock (the
"Preferred  Stock").   The  number of shares included  in  Post-effective
Amendment No. 1 and in the original filing as "Common Stock Convertible from Preferred Stock" was based on a variable conversion price, which represents an average closing bid price of the Common Stock over five consecutive trading days immediately prior to conversion. The Preferred Stock is convertible at any time, and the actual conversion price and number of actual shares issuable upon conversion cannot be precisely determined until such time as the Preferred Stock is actually converted. Pursuant to the Registration Rights Agreement between the Company and the preferred security holders, the Company agreed to, and did, register twice the number of shares of Common Stock that would have been issuable if the Preferred Stock were converted as of that date. The then current conversion price was used merely for the purposes of estimating and
setting  forth  a number of shares for the original filing.   The  actual
number of shares issuable upon conversion of the Preferred Stock is subject to adjustment, depending on the actual date of conversion in the future, and could be materially less or more than such estimated amount, depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. Because the market price of the Common Stock has decreased significantly since the date of the original filing, it has become necessary to register additional shares and I will be filing a new registration statement in the near future for this purpose.
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     On  behalf  of  the  Company, I therefore  request  that  the  above referenced Post-effective Amendment No. 1 be withdrawn. Thank you for your courtesy and consideration.

                              Sincerely,

                              uniView Technologies Corporation

                              /s/   Billy J. Robinson

                              Billy J. Robinson, Vice President, Secretary and General Counsel